EXHIBIT 10.19

December 18, 2000


Dear LeAnn:

This letter will constitute an amendment to your Employment
Agreement with DTR that was signed on October 1, 1998 and also an amendment to the grant of stock options to you pursuant to the Stock Option Grants dated July 7, 1997 and May 1, 1998.
AMEMDMENT TO EMPLOYMENT AGREEMENT

Your Employment Agreement dated October 1, 1998 shall be amended as follows:

     Throughout the entire document the name Davis will be recognized as synonymous with your current legal name of LeAnn Hitchcock

     4. (a) Salary. Effective January 1, 2000, DTR will pay salary and benefits to Hitchcock at a gross annual rate of Ninety Thousand Dollars ($90,000.00). This rate also includes any employer paid taxes, medical benefits, housing, etc. Effective January 1, 2001, FMI (DTR's 30% owned subsidiary) will hire Hitchcock to work full-time. As a result, DTR will then only pay to Hitchcock wages at an hourly rate of Seventy Five Dollars ($75) based on actual time worked directly on DTR matters not related to FMI.

     4. (e)     Loan Option.  For the purpose of exercising  your
          vested unexercised stock options, DTR will accept as payment for all or any part of the purchase price a non-recourse, 5% annual interest promissory note from you to DTR in the form attached hereto as Exhibit A and a related pledge agreement in the form attached hereto as Exhibit B



                 AMENDMENT OF YOUR STOCK OPTIONS

As of the date of this letter, the Stock Options you presently hold shall be amended as follows:

     Current Status of Stock Options. You currently hold options to purchase 15,000 shares of DTR's common stock, 10,000 shares at $1.1875 and 5,000 shares at $3.125. In addition, the Company has been unable to pay your salary due to lack of money for the past several months and this situation is likely to continue through the end of April, if not beyond. To clarify the situation and to provide incentive for your continued employment, the Board intends to replace your past stock options with this Amendment.


                 NEW STOCK OPTIONS TO BE GRANTED

     As of the date of this letter, you are hereby granted additional options to purchase 30,000 shares of DTR's common stock at a price per share equal to the mean between the bid and ask prices as of that date according to the attached Stock Option Grant. The provisions of this Letter Agreement for a loan to exercise stock options shall apply to these newly granted stock options.

     Please sign and return one copy of this letter to acknowledge our acceptance of the modifications to your Employment Agreement and to your stock options that are set forth in this letter.

Very truly yours,

Developed Technology Resource, Inc.



By: /s/ Roger W. Schnobrich        and   /s/ Peter L. Hauser
        Roger W. Schnobrich                  Peter L. Hauser
        Director                             Director

     I accept the modifications to my Employment Agreement and to the stock options that I hold, that are set forth in the foregoing letter.

                    /s/ LeAnn C. Hitchcock
                        LeAnn C. Hitchcock